Exhibit (a)(5)(iv)

American Financial Group, Inc. Asks National Interstate Shareholders to Focus on Value of Offer, Base Decision on Facts

Best and Final Offer Delivers Compelling Value

Cincinnati, Ohio – March 6, 2014 – American Financial Group, Inc. (NYSE/NASDAQ: AFG) today issued the following statement in response to a letter received today from Alan R. Spachman:

•	Today’s letter is another attempt by Alan Spachman to prevent National Interstate shareholders from receiving AFG’s all-cash offer of $30 per share of National Interstate Corporation (NASDAQ: NATL).

•	Our offer is, and always has been, in the hands of shareholders, and it is up to them to make an informed decision.

•	Given Alan Spachman’s repeated attempts to deny National Interstate shareholders the opportunity to decide for themselves, shareholders should question his motives and whether he has their best interest in mind.

•	Contrary to Spachman’s allegations, we have made abundant disclosures around this matter and have complied with all applicable laws with regard to our offer.

•	Our best and final all-cash offer of $30.00 per share for any and all shares represents compelling value for National Interstate shareholders.

AFG management and Board of Directors will continue to vigorously defend the rights of National Interstate Shareholders to tender into our offer. Two previous requests for injunctions in Hamilton and Summit Counties have been denied and dismissed, respectively.

Innisfree M&A Incorporated is the Information Agent for the tender offer.

Additional Information

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell National Interstate common stock. AFG and GAIC have filed a Tender Offer Statement on Schedule TO and the Transaction Statement on Schedule 13E-3, each as amended, with the Securities and Exchange Commission (the "SEC"). National Interstate stockholders and other interested parties are advised to read these filings and other documents relating to the tender offer that have been or will be filed with the SEC when they become available because they will contain important information regarding the tender offer. Anyone may obtain copies of these documents when available for free at the SEC's website at www.sec.gov, or by calling Innisfree M&A Incorporated, the Information Agent for the tender offer, toll free at 1-888-750-5834.

About American Financial Group, Inc.

AFG is an insurance holding company, based in Cincinnati, Ohio with assets in excess of $40 billion. Through the operations of Great American Insurance Group, AFG is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of fixed and fixed-indexed annuities in the retail, financial institutions and education markets. Great American Insurance Group’s roots go back to 1872 with the founding of its flagship company, Great American Insurance Company.

Contacts:

American Financial Group, Inc.

Diane P. Weidner

Asst. Vice President - Investor Relations

513-369-5713

Brunswick

Stan Neve / Gemma Hart

212-333-3810

Websites:

www.AFGinc.com

www.GreatAmericanInsuranceGroup.com

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